Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor provides update on Syncrude recovery plan

Calgary, Alberta (July 9, 2018) –Suncor today provided an update on the Syncrude Oil Sands facility following the site wide power disruption on June 20.

Preliminary investigation results indicate that the cause of the disruption was a transformer trip in Syncrude’s power house resulting in a rapid site wide loss of power and steam generation. As a result, all process units were brought down. There were no injuries or safety incidents as a result of this outage.

Syncrude has developed a return to service plan. Power and steam systems have been fully restored, the assessment and repair for the transformer is underway, and the safe and staged return to operations has begun.  One coker, producing approximately 150,000 barrels per day (bbls/d), is expected to return to service during the second half of July. A second coker, producing approximately 100,000 bbls/d, is expected to return to service during the first half of August.

However, coke removal is required on the remaining coker due to the nature of the shutdown. In order to mitigate the impact, Syncrude will investigate advancing some of the planned maintenance for this coker that had been originally scheduled for the fall of 2018 and spring of 2019.

Pipeline shipments of treated product are estimated to be approximately 60% to 70% of capacity for August.  It is expected that Syncrude will ramp up to full production in early to mid-September.

Suncor’s Corporate Guidance will be updated with the second quarter results on July 25, 2018.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Syncrude’s return to service plan; the expectation that one coker, producing approximately 150,000 bbls/d, will return to service during the second half of July; the expectation that a second coker, producing approximately 100,000 bbls/d, will return to service during the first half of August; the expectation that Syncrude will investigate advancing some of the planned maintenance for the remaining coker that had been originally scheduled for the fall of 2018 and spring of 2019; that pipeline shipments of treated product are estimated to be approximately 60% to 70% of capacity for August; the expectation that Syncrude will ramp up to full production in early to mid-September; and that Suncor’s Corporate Guidance will be updated with the second quarter results on July 25, 2018. Forward-looking statements may be identified by words like “plan”, “expected”, “will”, “estimated” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment;

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the execution of projects; the receipt, in a timely manner, of regulatory and third-party approvals; and Syncrude’s return to service plan.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor, including risks relating to Syncrude’s return to service plan. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated May 1, 2018, its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated March 1, 2018, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Syncrude joint venture participants are Suncor (58.74%), Imperial Oil Resources (25%), Sinopec Oil Sands Partnership (9.03%) and Nexen Oil Sands Partnership (7.23%).

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

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